July 26, 2005

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (514) 313-6001</u>

Mr. Benoit Laliberté
President, Chief Executive Officer & Director
United American Corporation
220 De La Coulee
Mont Saint Hilaire, QC J3H 5Z6
Canada

> **Re: United American Corporation.**
> **Form 10-K for the year ended December 31, 2004**
> **Filed April 29, 2005**
> **File No. 0-27621**

Dear Mr. Laliberté:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that on page 11 you disclose that your independent auditors have raised
        substantial doubt about your ability to continue as a going concern. Please revise
        the Report of Independent Registered Public Accounting Firm to include the
        appropriate going concern modification. Also, please revise to provide footnote
        disclosure on how management expects to sustain operations over the next 12
        months. Reference is made to paragraph 10 of AU Section 341.

Statement of Operations, page F-3

2.   Please revise your Statement of Operations for the year ended December 31, 2004
        to include Net Loss Per Common Share.

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

3.   Please revise your revenue recognition footnote to provide more detail about the
        ways in which you generate revenues, and to address the criteria for revenue
        recognition pursuant to SAB 101.

Note 3. Acquisition of Internet Telecommunications Equipment

4.   Please revise your filing to clarify whether or not you purchased all of the
        outstanding shares of American United Corporation in a sale that was
        consummated on October 6, 2003, as indicated on page 3. Please disclose the
        date for which the results of operations of the acquired entity are included in the
        income statement of the combined entity. Provide all of the disclosures required
        by paragraphs 51-52 of SFAS 141.

5.   Tell us whether you considered accounting for the acquisition of internet
        telecommunications equipment as a reverse acquisition, with 3874958 Canada
        Inc. as the accounting acquirer. Additionally, please tell us how you determined
        that the value of the transaction was $874,125. See paragraph 17 of SFAS 141.

Note 6. Contingent Liabilities – Extinguishment of Debt

6.   Please tell us how you determined that the outstanding debt of $625,964 no longer constituted a liability. In your response, please provide us with all relevant details of the transactions that led to incurring the debt as well as your decision to write off the outstanding debt. Please cite the accounting literature that you are relying on in your response.

Sale of Teliphone Inc.

7.   Please tell us the details of the details of the sale of Telephone Inc. Provide all relevant terms of the sale, and indicate how you have accounted for the sale. Additionally, please tell us when you will report this transaction on Form 8-k, or the reasons you believe you are not required to do so.

Purchase of Interest in Dialek Telecom

8.   Please tell us the details of your transaction to purchase a majority interest in Dialek Telecom. Provide all relevant terms of the transaction, and indicate how you have accounted for the purchase. Additionally, please tell us when you will report this transaction on Form 8-k, or the reasons you believe you are not required to do so.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief